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                              March 10, 2023

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 7 to
Draft Registration Statement on Form S-1
                                                            Submitted February
24, 2023
                                                            CIK No. 0001713445

       Dear Steven Huffman:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to DRS on Form S-1 submitted February 24, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 107

   1. We note that you present Non-GAAP Free Cash Flow in the table on page 107 but only present the comparable
GAAP measure of Net cash provided by (used in) operating
                                                        activities in the note
to the chart on page 108. Please revise the chart to provide equal prominence for both the
GAAP and Non-GAAP measure.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany
March       NameReddit, Inc.
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin,
Acting Legal Branch Chief, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Sarah Axtell, Esq.